Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile (212) 818-8881		direct dial number (212) 818-8638 email address jgallant@graubard.com

April 2, 2007

Mr. John Reynolds

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Victory Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed on March 2, 2007
File No. 333-140359

Dear Mr. Reynolds:

On behalf of Victory Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 27, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Cathey Baker.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.	We note the disclosure on the cover page of the prospectus that the company was “formed for the purpose of acquiring through a merger … one or more businesses or assets.” (emphasis added). Please reconcile this statement with the disclosure on page one of the prospectus, and similar disclosure elsewhere, that the company was apparently formed only to acquire an operating business or several operating businesses. Please explain what the company means by acquiring only assets. We may have further comment.

Securities and Exchange Commission

April 2, 2007

We have revised the disclosure on the cover page of the prospectus to remove the reference to the Company acquiring assets so as to reconcile such disclosure with the disclosure contained throughout the Registration Statement.

2.	We note your response to comment two from our letter of March 2, 2007 and we reissue in part our prior comment. We continue to note that much of the disclosure focuses on the company’s ability to find a target in which the company and its management will be able improve the target’s business. For example, we note the statement on page 41 under the subheading “Consumer services” that, “We believe an opportunity exists to acquire companies … and accelerate their growth through the introduction of a national program strategy.” We also note the emphasis on management’s experience. Please reconcile this disclosure with your statement on page 42, and similar disclosure elsewhere, that “it is unlikely that any of them [management] will devote their full efforts to our affairs subsequent to a business combination.” We may have further comment.

We have revised the disclosure in the “Proposed Business – Consumer services” section so as to reconcile such disclosure with the disclosure contained throughout the Registration Statement.

3.	In the appropriate section, please revise to discuss the process, if applicable, for tendering shares when shareholders vote against a proposed business combination and elect to redeem their shares.

We have revised the disclosure in the section titled “Proposed Business – Effecting a Business Combination – Conversion rights” to discuss the process that may be required by the Company for public stockholders to properly exercise their conversion rights.

4.	In an appropriate location in the prospectus, please explain the nature and purpose of a limited life exempted company.

The Company is not a “limited life exempted company.” However, the Company has only a finite period of time in which to complete a business combination (specifically, 24 months from the date of effective date of the Registration Statement). If the Company does not complete a business combination within this time period, its corporate existence will cease except for the purposes of winding up its affairs and liquidating. The following statement is included in the Registration Statement under the sections titled “Summary – Certificate of Incorporation” and “Proposed Business – Effecting a Business Combination – Liquidation if no business combination”:

“Our amended and restated certificate of incorporation also provides that we will continue in existence only until                     , 2009 [twenty four months from the date of this prospectus]. If we have not completed a business combination by such date, our

Securities and Exchange Commission

April 2, 2007

corporate existence will cease except for the purposes of winding up our affairs and liquidating, pursuant to Section 278 of the Delaware General Corporation Law. This has the same effect as if our board of directors and stockholders had formally voted to approve our dissolution pursuant to Section 275 of the Delaware General Corporation Law. Accordingly, limiting our corporate existence to a specified date as permitted by Section 102(b)(5) of the Delaware General Corporation Law removes the necessity to comply with the formal procedures set forth in Section 275 (which would have required our board of directors and stockholders to formally vote to approve our dissolution and liquidation and to have filed a certificate of dissolution with the Delaware Secretary of State).”

Accordingly, we believe the disclosure already explains the nature and purpose of the Company having only a finite life. We therefore have not revised the disclosure in response to this comment.

5.	Please include the dealer prospectus delivery obligation on the outside back cover page of the prospectus as required by Item 502(b) of Regulation S-K.

We have revised the outside back cover page of the prospectus to include the dealer prospectus delivery obligation as requested.

6.	We note the disclosure on page 71 that “The initial stockholders have agreed … not to sell or otherwise transfer any of the founders’ common stock until one year after the date of the completion of a business combination.” Please disclose whether the owners of Cullen International Limited will be able to sell or transfer their interests in Cullen International Limited during this time period.

We have revised the disclosure to indicate that Cullen Investments Limited has agreed that it will not transfer its ownership interests in Cullen International Limited to anyone other than Eric Watson or entities of which he or his family members are the beneficial owners, or beneficiaries, of until one year after the Company’s completion of a business combination.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Jonathan J. Ledecky